SOL BOARD INC. dba GOLFBOARD, INC.
Statement of Cash Flows
Years Ended 2014 and 2015

	Jan - Dec 2014	Jan - Dec 2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (1,432,698)	$ (1,550,890)
Depreciation	$ -	$ -
Increase/Decrease in Accounts Receivable	$ (10,766)	$ (31,742)
Increase/Decrease in Inventories	$ 29,000	$ (178,281)
Increase/Decrease in Prepaid Expenses	$ 1,562	$ (30,101)
Increase/Decrease in Accounts Payable	$ 27,775	$ 610,777
Increase/Decrease in Accrued Expenses/Other Liabilities	$ 203,914	$ 114,024
Increase/Decrease in Retrofit and Warranty Reserve	$ -	$ 112,671
Increase/Decrease in Customer Deposit	$ 278,715	$ (281,624)
Increase/Decrease in Other Current Assets and Liabilities	$ -	$ 513,332
NET CASH USED IN OPERATING ACTIVITIES	$ (902,497)	$ (721,835)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	$ -	$ (161,210)
NET CASH USED IN INVESTING ACTIVITIES	$ -	$ (161,210)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from short-term debt	$ -	$ 242,783
Proceeds from financing lease payable	$ 143,459	
Proceeds from long-term debt	$ 1,027,800	$ 110,834
Payments on long-term debt		
Payments on financing lease payable		
Paid in Capital	$ -	$ 418,997
Retained Earnings	$ -	$ (27,775)
Conversion of long-term debt to common stock	$ (75,000)	
Issuance of common stock	$ 75,000	$ -
NET CASH USED IN FINANCING ACTIVITIES	$ 1,171,259	$ 744,839
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	$ 268,762	$ (138,206)
CASH AND CASH EQUIVALENTS - Beginning of year	$ 2,998	$ 271,760
CASH AND CASH EQUIVALENTS - End of year	$ 271,760	$ 133,554